

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 14, 2017

Herbert Ying Chiu Lee
Chief Executive Officer
Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000, Australia

> **Re:** **Integrated Media Technology Limited**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed April 5, 2017**
> **File No. 001-38018**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the cautionary language contained in your "Explanatory Note" that Amendment No. 1 was only filed to update your financial statements through December 31, 2016 and was "not intended to update other information disclosed in the Original Report" and that the amendment was not intended to "reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect" the updated financial statements. Please note that you are required to update all information, to the extent available and known, through effectiveness of the registration statement. Please confirm and remove any similar qualifications from your next amendment.

Item 5. Operating and Financial Review and Prospects, page 46

2.   We note that Other Operating Expenses for the year ended December 31, 2016 on page 49 were $1.7 million of the $8.4 million of total expenses. Please provide discussion of the nature of these other expenses pursuant to Rule 303(a)(3) of Regulation S-K and separately identify any material expenses on the face of the Statement of Operations or disclosure in notes to the financial statements.

Note 13 – Trade and Other Accounts Receivable, page F-22

3.   We note current Trade and Other Accounts Receivable (<60 days past due) of $7,897,623 on page F-22 and that revenues for the last six months of 2016 were $7,745,289 ($13,929,670 for the year less $6,184,381 for the six months ended June 30, 2016). Please expand the disclosure in Note 13 to address the increase in current accounts receivable in excess of revenues recorded in the last six months of 2016 and any material terms of accounts receivable that impact balances as of December 31, 2016. Also, expand Operating and Financial Review and Prospects to discuss any trend or pattern of revenues in the second half of 2016 and its impact on liquidity.

4.   We note the disclosure in Note 29(f) on page F-33 that you do not have any material credit risk exposure to any single debtor or group of debtors. We also note that Customer A constituted 37% of your revenues ($5,309,526) based on disclosure on page F-18. Please revise the disclosure to address your material accounts receivable balance as of December 31, 2016, the significance of Customer A, credit terms unique to major customers and your credit risk exposure disclosure accordingly.

Exhibits

5.   Please include a currently dated consent from your independent registered public accounting firm.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications